ISSUER FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433
Registration Statement No. 333-155535
Dated January 19, 2011



Optimization

JPMorgan Chase & Co. Trigger Autocallable Optimization Securities
Linked to the common stock of SanDisk Corporation due on or about January 25, 2012

Investment Description

Trigger Autocallable Optimization Securities, which we refer to as the "Notes," are unsecured and unsubordinated notes issued by JPMorgan Chase & Co. ("JPMorgan Chase") linked to the performance of the common stock of a specific company (the "Underlying Stock"). The Notes are designed for investors who believe that the price of the Underlying Stock will remain flat or increase during the term of the Notes. If the Underlying Stock closes at or above the Initial Share Price (subject to adjustments, in the sole discretion of the calculation agent, in the case of certain corporate events described in the accompanying product supplement no. UBS-13-A-II under "General Terms of Notes — Anti-Dilution Adjustments") on any Observation Date, JPMorgan Chase will automatically call the Notes and pay you a Call Price equal to the principal amount per Note plus a Call Return. The Call Return increases the longer the Notes are outstanding. If by maturity the Notes have not been called, JPMorgan Chase will either repay the full principal amount or, if the Underlying Stock closes below the Trigger Price on the Final Valuation Date, JPMorgan Chase will repay less than the principal amount, if anything, resulting in a loss that is proportionate to the decline in the price of the Underlying Stock from the Trade Date to the Final Valuation Date. **Investing in the Notes involves significant risks. The Notes do not pay interest. You may lose some or all of your principal amount. The contingent repayment of principal only applies if you hold the Notes to maturity. Any payment on the Notes, including any repayment of principal, is subject to the creditworthiness of JPMorgan Chase. If JPMorgan Chase were to default on its payment obligations, you may not receive any amounts owed to you under the Notes and you could lose your entire investment**.

Features

- ❑ **Call Return:** JPMorgan Chase will automatically call the Notes for a Call Price equal to the principal amount plus a Call Return if the closing price of the Underlying Stock on any Observation Date is equal to or greater than the Initial Share Price. The Call Return increases the longer the Notes are outstanding. If the Notes are not called, investors will have the potential for downside equity market risk at maturity.

- ❑ **Contingent Repayment of Principal Amount at Maturity:** If by maturity the Notes have not been called and the price of the Underlying Stock does not close below the Trigger Price on the Final Valuation Date, JPMorgan Chase will pay you the principal amount per Note at maturity. If the price of the Underlying Stock closes below the Trigger Price on the Final Valuation Date, JPMorgan Chase will repay less than the principal amount, if anything, resulting in a loss that is proportionate to the decline in the price of the Underlying Stock from the Trade Date to the Final Valuation Date. The contingent repayment of principal only applies if you hold the Notes until maturity. Any payment on the Notes, including any repayment of principal, is subject to the creditworthiness of JPMorgan Chase.

Key Dates

Trade Date[1]	January 19, 2011
Settlement Date[1]	January 24, 2011
Observation Dates[2]	Monthly (see page 4)
Final Valuation Date[2]	January 19, 2012
Maturity Date[2]	January 25, 2012
CUSIP:	46634X534
ISIN:	US46634X5344

[1] Expected. In the event that we make any change to the expected Trade Date and Settlement Date, the Final Valuation Date and Maturity Date will be changed so that the stated term of the Notes remains the same.

[2] Subject to postponement in the event of a market disruption event and as described under "Description of Notes — Payment at Maturity" and "Description of Notes — Payment at Maturity" in the accompanying product supplement no. UBS-13-A-II.

NOTICE TO INVESTORS: THE NOTES ARE SIGNIFICANTLY RISKIER THAN CONVENTIONAL DEBT INSTRUMENTS. JPMORGAN CHASE IS NOT NECESSARILY OBLIGATED TO REPAY THE FULL PRINCIPAL AMOUNT OF THE NOTES AT MATURITY, AND THE NOTES CAN HAVE DOWNSIDE MARKET RISK SIMILAR TO THE UNDERLYING STOCK. THIS MARKET RISK IS IN ADDITION TO THE CREDIT RISK INHERENT IN PURCHASING A DEBT OBLIGATION OF JPMORGAN CHASE. YOU SHOULD NOT PURCHASE THE NOTES IF YOU DO NOT UNDERSTAND OR ARE NOT COMFORTABLE WITH THE SIGNIFICANT RISKS INVOLVED IN INVESTING IN THE NOTES.

YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED UNDER "KEY RISKS" BEGINNING ON PAGE 7 AND UNDER "RISK FACTORS" BEGINNING ON PAGE PS-5 OF THE ACCOMPANYING PRODUCT SUPPLEMENT NO. UBS-13-A-II BEFORE PURCHASING ANY NOTES. EVENTS RELATING TO ANY OF THOSE RISKS, OR OTHER RISKS AND UNCERTAINTIES, COULD ADVERSELY EFFECT THE MARKET VALUE OF, AND THE RETURN ON, YOUR NOTES. YOU MAY LOSE SOME OR ALL OF YOUR INITIAL INVESTMENT IN THE NOTES.

Note Offering

We are offering Trigger Autocallable Optimization Securities linked to the common stock of SanDisk Corporation. The Notes are offered at a minimum investment of $1,000 in denominations of $10 and integral multiples thereof. The Initial Share Price and Trigger Price will be determined on the Trade Date.

Underlying Stock	Call Return Rate	Initial Share Price	Trigger Price*	CUSIP	ISIN
Common Stock of SanDisk Corporation	34.00% per annum	$●	70% of the Initial Share Price	46634X534	US46634X5344

* The Trigger Price may be rounded up to the nearest cent.

See "Additional Information about JPMorgan Chase & Co. and the Notes" in this free writing prospectus. The Notes will have the terms specified in the prospectus dated November 21, 2008, the prospectus supplement dated November 21, 2008, product supplement no. UBS-13-A-II dated January 5, 2011 and this free writing prospectus. *The terms of the Notes as set forth in this free writing prospectus, to the extent they differ or conflict with those set forth in product supplement no. UBS-13-A-II, will supersede the terms set forth in product supplement no. UBS-13-A-II. In particular, please refer to "Additional Terms Specific to the Notes" in this free writing prospectus.*

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this free writing prospectus or the accompanying prospectus, prospectus supplement and product supplement no. UBS-13-A-II. Any representation to the contrary is a criminal offense.

Offering of Notes	Price to Public[1]		Fees and Commissions[2]		Proceeds to Us	
	Total	Per Note	Total	Per Note	Total	Per Note
Notes Linked to SanDisk Corporation		$10		$0.125		$9.875

[1] The price to the public includes the cost of hedging our obligations under the Notes through one or more of our affiliates, which includes our affiliates' expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. For additional related information, please see "Use of Proceeds" beginning on page PS-14 of the accompanying product supplement no. UBS-13-A-II.

[2] UBS Financial Services Inc., which we refer to as UBS, will receive a commission that will depend on market conditions on the Trade Date. In no event will the commission received by UBS exceed $0.125 per $10 principal amount Note.

The Notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

UBS Financial Services Inc.

J.P.Morgan

Additional Information about JPMorgan Chase & Co. and the Notes

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov and searching company filings for the term "JPMorgan Chase & Co." Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, the prospectus supplement, product supplement no. UBS-13-A-II and this free writing prospectus if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the Notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the Notes prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

You should read this free writing prospectus together with the prospectus dated November 21, 2008, as supplemented by the prospectus supplement dated November 21, 2008, relating to our Series E medium-term notes of which these Notes are a part, and the more detailed information contained in product supplement no. UBS-13-A-II dated January 5, 2011. **This free writing prospectus, together with the documents listed below, contains the terms of the Notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.** You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. UBS-13-A-II, as the Notes involve risks not associated with conventional debt securities.

You may access these on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filing for the relevant date on the SEC website):

- Product supplement no. UBS-13-A-II dated January 5, 2011:
  http://www.sec.gov/Archives/edgar/data/19617/000089109211000051/e41473_424b2.pdf
- Prospectus supplement dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf
- Prospectus dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

As used in this free writing prospectus, the "Company," "we," "us" and "our" refer to JPMorgan Chase & Co.

Additional Terms Specific to the Notes

For purposes of the Notes offered by this free writing prospectus, notwithstanding anything to the contrary set forth under "General Terms of Notes — Calculation Agent" in the accompanying product supplement no. UBS-13-A-II, all calculations with respect to the Trigger Price may be rounded up to the nearest cent (e.g., $0.761 is $0.77).

The Notes may be suitable for you if, among other considerations:

♦ You fully understand the risks inherent in an investment in the Notes, including the risk of loss of your entire initial investment.

♦ You can tolerate a loss of all or a substantial portion of your investment and are willing to make an investment that may have the same downside market risk as an investment in the Underlying Stock.

♦ You believe the Underlying Stock will close at or above the Initial Share Price on one of the specified Observation Dates.

♦ You understand and accept that you will not participate in any appreciation in the price of the Underlying Stock and that your potential return is limited to the applicable Call Return.

♦ You can tolerate fluctuations in the price of the Notes prior to maturity that may be similar to or exceed the downside price fluctuations of the Underlying Stock.

♦ You are willing to invest in the Notes based on the Call Return rate of 34.00%.

♦ You do not seek current income from this investment and are willing to forgo dividends paid on the Underlying Stock.

♦ You are willing to invest in securities that may be called early or you are otherwise willing to hold such securities to maturity, a term of approximately 12 months.

♦ You accept that there may be little or no secondary market for the Notes and that any secondary market will depend in large part on the price, if any, at which J.P. Morgan Securities LLC ("JPMS"), is willing to trade the Notes.

♦ You are willing to assume the credit risk of JPMorgan Chase for all payments under the Notes, and understand that if JPMorgan Chase defaults on its obligations you may not receive any amounts due to you including any repayment of principal.

The Notes may not be suitable for you if, among other considerations:

♦ You do not fully understand the risks inherent in an investment in the Notes, including the risk of loss of your entire initial investment.

♦ You cannot tolerate a loss of all or a substantial portion of your investment and are unwilling to make an investment that may have the same downside market risk as an investment in the Underlying Stock.

♦ You require an investment designed to provide a full return of principal at maturity.

♦ You believe that the price of the Underlying Stock will decline during the term of the Notes and is likely to close below the Trigger Price on the Final Valuation Date.

♦ You seek an investment that participates in the full appreciation in the price of the Underlying Stock or that has unlimited return potential.

♦ You cannot tolerate fluctuations in the price of the Notes prior to maturity that may be similar to or exceed the downside price fluctuations of the Underlying Stock.

♦ You prefer the lower risk, and therefore accept the potentially lower returns, of fixed income investments with comparable maturities and credit ratings.

♦ You seek current income from this investment or prefer to receive the dividends paid on the Underlying Stock.

♦ You are unable or unwilling to hold securities that may be called early, or you are otherwise unable or unwilling to hold such securities to maturity, a term of approximately 12 months, or you seek an investment for which there will be an active secondary market.

♦ You are not willing to assume the credit risk of JPMorgan Chase for all payments under the Notes, including any repayment of principal.

The suitability considerations identified above are not exhaustive. Whether or not the Notes are a suitable investment for you will depend on your individual circumstances, and you should reach an investment decision only after you and your investment, legal, tax, accounting and other advisers have carefully considered the suitability of an investment in the Notes in light of your particular circumstances. You should also review carefully the "Key Risks" beginning on page 7 of this free writing prospectus and "Risk Factors" in the accompanying product supplement no. UBS-13-A-II for risks related to an investment in the Notes.



Indicative Terms

Issuer	JPMorgan Chase & Co.
Issue Price	$10.00 per Note
Underlying Stock	Common Stock of SanDisk Corporation
Principal Amount	$10 per Note (subject to a minimum purchase of 100 Notes or $1,000)
Term[1]	Approximately 12 months, unless called earlier
Call Feature	The Notes will be called if the closing price of one share of the Underlying Stock on any Observation Date is equal to or greater than the Initial Share Price. If the Notes are called, JPMorgan Chase will pay you on the applicable Call Settlement Date a cash payment per Note equal to the Call Price for the applicable Observation Date.
Observation Dates[1,2]	February 22, 2011 March 21, 2011 April 19, 2011 May 19, 2011 June 20, 2011 July 19, 2011 August 19, 2011 September 19, 2011 October 19, 2011 November 21, 2011 December 19, 2011 January 19, 2012 (Final Valuation Date)
Call Settlement Dates	4th business day following the applicable Observation Date, except that the Call Settlement Date for the Final Valuation Date is the Maturity Date.
Call Return	The Call Return increases the longer the Notes are outstanding and is based upon a rate of 34.00% per annum.
Call Price	The Call Price equals the principal amount per Note plus the applicable Call Return. The table below reflects the Call Return rate of 34.00% per annum.

Observation Date[1,2]	Call Return (numbers below reflect a rate of 34.00% per annum)	Call Price (per $10)
February 22, 2011	2.833%	$10.283
March 21, 2011	5.667%	$10.567
April 19, 2011	8.500%	$10.850
May 19, 2011	11.333%	$11.133
June 20, 2011	14.167%	$11.417
July 19, 2011	17.000%	$11.700
August 19, 2011	19.833%	$11.983
September 19, 2011	22.667%	$12.267
October 19, 2011	25.500%	$12.550
November 21, 2011	28.333%	$12.833
December 19, 2011	31.167%	$13.117
January 19, 2012 (Final Valuation Date)	34.000%	$13.400

Payment at Maturity (per $10 Note)	**If the Notes are not automatically called and the Final Share Price is equal to or greater than the Trigger Price,** we will pay you a cash payment at maturity equal to $10 per $10 principal amount Note. **If the Notes are not automatically called and the Final Share Price is less than the Trigger Price,** we will pay you a cash payment at maturity that is less than $10 per $10 principal amount Note, equal to: $10 x (1 + Stock Return)
Stock Return	$\frac{\text{Final Share Price} - \text{Initial Share Price}}{\text{Initial Share Price}}$
Initial Share Price[3]	The closing price of one share of the Underlying Stock on the Trade Date
Final Share Price[3]	The closing price of one share of the Underlying Stock on the Final Valuation Date
Trigger Price[3]	70% of the Initial Share Price

(1) See footnote 1 on the front cover
(2) See footnote 2 on the front cover
(3) Subject to adjustment upon the occurrence of certain corporate events affecting the Underlying Stock as described under "General Terms of Notes — Anti-Dilution Adjustments" in the accompanying product supplement no. UBS-13-A-II. The Trigger Price may be rounded up to the nearest cent.

Investment Timeline

Trade Date

The closing price of the Underlying Stock is observed and the Trigger Price is determined.

↓

Monthly

The Notes will be called if the closing price of the Underlying Stock on any Observation Date is equal to or greater than the Initial Share Price.

If the Notes are called, JPMorgan Chase will pay the Call Price for the applicable Observation Date: equal to the principal amount plus an amount based on the Call Return rate.

↓

Maturity Date

If the Notes have not been called and the Final Share Price is equal to or greater than the Trigger Price, JPMorgan Chase will repay the principal amount: equal to $10.00 per Note.

If the Notes have not been called and the Final Share Price is less than the Trigger Price, JPMorgan Chase will repay less than the principal amount, if anything, resulting in a loss proportionate to the decline of the Underlying Stock; equal to a return of:

$10.00 x (1 + Stock Return) per Note

INVESTING IN THE NOTES INVOLVES SIGNIFICANT RISKS. YOU MAY LOSE SOME OR ALL OF YOUR PRINCIPAL AMOUNT. ANY PAYMENT ON THE NOTES, INCLUDING ANY CONTINGENT REPAYMENT OF PRINCIPAL, IS SUBJECT TO THE CREDITWORTHINESS OF JPMORGAN CHASE. IF JPMORGAN CHASE WERE TO DEFAULT ON ITS PAYMENT OBLIGATIONS, YOU MAY NOT RECEIVE ANY AMOUNTS OWED TO YOU UNDER THE NOTES AND YOU COULD LOSE YOUR ENTIRE INVESTMENT.

The examples below illustrate the hypothetical payment upon a call or at maturity under different hypothetical scenarios for a $10.00 Note on an offering of the Notes with the following assumptions (the actual terms will be determined on the Trade Date; amounts have been rounded for ease of reference):

Principal Amount:	$10.00
Term:	Approximately 12 months (unless earlier called)
Initial Share Price:	$50.00
Call Return Rate:	34.00% per annum (or 2.833% per month)
Observation Dates:	Monthly
Trigger Price:	$35.00 (which is 70.00% of the Initial Share Price)

Example 1 — Notes are Called on the First Observation Date

Closing Price at first Observation Date:	$70.00 (at or above Initial Share Price, Notes are called)
Call Price (per Note):	$10.283

Because the Notes are called on the first Observation Date, we will pay you on the Call Settlement Date a total Call Price of $10.283 per $10.00 principal amount (2.833% return on the Notes).

Example 2 — Notes are Called on the Final Valuation Date

Closing Price at first Observation Date:	$45.00 (below Initial Share Price, Notes NOT called)
Closing Price at second Observation Date:	$40.00 (below Initial Share Price, Notes NOT called)
Closing Price at third Observation Date:	$45.00 (below Initial Share Price, Notes NOT called)
Closing Price at fourth to eleventh Observation Date:	Various (all below Initial Share Price, Notes NOT called)
Closing Price at Final Valuation Date:	$70.00 (at or above Initial Share Price, Notes are called)
Call Price (per Note):	$13.40

Because the Notes are called on the Final Valuation Date, we will pay you on the Call Settlement Date (which coincides with the Maturity Date in this example) a total Call Price of $13.40 per $10.00 principal amount (34.00% return on the Notes).

Example 3 — Notes are NOT Called and the Final Share Price is above the Trigger Price

Closing Price at first Observation Date:	$45.00 (below Initial Share Price, Notes NOT called)
Closing Price at second Observation Date:	$40.00 (below Initial Share Price, Notes NOT called)
Closing Price at third Observation Date:	$45.00 (below Initial Share Price, Notes NOT called)
Closing Price at fourth to eleventh Observation Date:	Various (all below Initial Share Price, Notes NOT called)
Closing Price at Final Valuation Date:	$40.00 (below Initial Share Price, but above Trigger Price, Notes NOT called)
Settlement Amount (per Note):	$10.00

Because the Notes are not called and the Final Share Price is above or equal to the Trigger Price, at maturity we will pay you a total of $10.00 per $10.00 principal amount (a zero return on the Notes).

Example 4 — Notes are NOT Called and the Final Share Price is below the Trigger Price

Closing Price at first Observation Date:	$45.00 (below Initial Share Price, Notes NOT called)
Closing Price at second Observation Date:	$40.00 (below Initial Share Price, Notes NOT called)
Closing Price at third Observation Date:	$45.00 (below Initial Share Price, Notes NOT called)
Closing Price at fourth to eleventh Observation Date:	Various (all below Initial Share Price, Notes NOT called)
Closing Price at Final Valuation Date:	$25.00, (below Initial Share Price and Trigger Price, Notes NOT called)
Settlement Amount (per Note):	$10.00 x (1 + Stock Return)
	$10.00 x (1 − 50%)
	$5.00

Because the Notes are not called and the Final Share Price is below the Trigger Price, at maturity JPMorgan Chase will pay you a total of $5.00 per $10.00 principal amount (a 50% loss on the Notes).

What Are the Tax Consequences of the Notes?

You should review carefully the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. UBS-13-A-II. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell LLP, it is reasonable to treat the Notes as "open transactions" for U.S. federal income tax purposes. Assuming this characterization is respected, the gain or loss on your Notes should be treated as short-term capital gain or loss unless you hold your Notes for more than a year, in which case the gain or loss should be long-term capital gain or loss, whether or not you are an initial purchaser of Notes at the issue price. However, the Internal Revenue Service (the "IRS") or a court may not respect this characterization or treatment of the Notes, in which case the timing and character of any income or loss on the Notes could be significantly and adversely affected. In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments, which might include the Notes. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax; and whether these instruments are or should be subject to the "constructive ownership" regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the Notes, possibly with retroactive effect. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the Notes, including possible alternative treatments and the issues presented by this notice. Non-U.S. Holders should also note that they may be withheld upon unless they have submitted a properly completed IRS Form W-8BEN or otherwise satisfied the applicable documentation requirements.

The discussion in the preceding paragraph, when read in combination with the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement, constitutes the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal income tax consequences of owning and disposing of Notes.

Key Risks

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the Underlying Stock. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement no. UBS-13-A-II. We also urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

Risks Relating to the Notes Generally

♦ **Your Investment in the Notes May Result in a Loss:** The Notes differ from ordinary debt securities in that JPMorgan Chase will not necessarily repay the full principal amount of the Notes. If the Notes are not called and the closing price of one share of the Underlying Stock has declined below the Trigger Price on the Final Valuation Date, you will be fully exposed to any depreciation in the closing price of one share of the Underlying Stock from the Initial Share Price to the Final Share Price and JPMorgan Chase will repay less than the full principal amount at maturity, resulting in a loss that is proportionate to the negative Stock Return. Under these circumstances, you will lose 1% of your principal for every 1% that the Final Share Price is less than the Initial Share Price and could lose your entire initial investment. If these Notes had a non-contingent repayment of principal feature, under the same scenario, you would have received the full principal amount of your Notes at maturity. As a result, your investment in the Notes may not perform as well as an investment in a security with a return that includes a non-contingent repayment of principal feature.

♦ **Contingent Repayment of Principal Feature Applies Only If You Hold the Notes to Maturity:** You should be willing to hold your Notes to maturity. If you sell your Notes in the secondary market, you may have to sell them at a loss relative to your initial investment even if the stock price is above the Trigger Price.

♦ **Limited Return on the Notes:** Your potential gain on the Notes will be limited by the applicable Call Return, regardless of the appreciation in the closing price of one share of the Underlying Stock, which may be significant. Because the Call Return increases the longer the Notes have been outstanding and your Notes can be called as early as the first monthly Observation Date, the term of the Notes could be cut short and the return on the Notes would be less than if the Notes were called at a later date. In addition, because the closing price of one share of the Underlying Stock at various times during the term of the Notes could be higher than on the Observation Dates and on the Final Valuation Date, you may receive a lower payment if the Notes are automatically called or at maturity, as the case may be, than you would have if you had invested directly in the Underlying Stock.

♦ **The Probability That the Final Share Price Will Fall Below the Trigger Price on the Final Valuation Date Will Depend on the Volatility of the Underlying Stock:** "Volatility" refers to the frequency and magnitude of changes in the price of the Underlying Stock. Greater expected volatility with respect to the Underlying Stock reflects a higher expectation as of the Trade Date that the price of such stock could close below its Trigger Price on the Final Valuation Date of the Notes, resulting in the loss of some or all of your investment. While the Call Return rate is set on the Trade Date, a stock's volatility can change significantly over the term of the Notes. The price of the Underlying Stock for your Notes could fall sharply, which could result in a significant loss of principal.

♦ **Credit Risk of JPMorgan Chase & Co.:** The Notes are unsecured and unsubordinated debt obligations of the issuer, JPMorgan Chase & Co., and will rank *pari passu* with all of our other unsecured and unsubordinated obligations. The Notes are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Notes, including any contingent repayment of principal provided at maturity, depends on the ability of JPMorgan Chase & Co. to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of JPMorgan Chase & Co. may affect the market value of the Notes and, in the event JPMorgan Chase & Co. were to default on its obligations, you may not receive any amounts owed to you under the terms of the Notes and you could lose your entire investment.

♦ **Reinvestment Risk:** If your Notes are called early, the holding period over which you would receive the per annum return of 34.00% could be as little as one month. There is no guarantee that you would be able to reinvest the proceeds from an investment in the Notes at a comparable return and/or with a comparable interest rate for a similar level of risk in the event the Notes are called prior to the maturity date.

♦ **No Periodic Interest Payments:** You will not receive any periodic interest payments on the Notes.

♦ **Potential Conflicts:** We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes. We and/or our affiliates may also currently or from time to time engage in business with the issuer of the Underlying Stock, including extending loans to, or making equity investments in, the issuer of the Underlying Stock or providing advisory services to the issuer of the Underlying Stock. As a prospective purchaser of the Notes, you should undertake an independent investigation of the issuer of the Underlying Stock as in your judgment is appropriate to make an informed decision with respect to an investment in the Notes.

♦ **Single Stock Risk:** The price of the Underlying Stock can rise or fall sharply due to factors specific to that Underlying Stock and its issuer, such as stock price volatility, earnings, financial conditions, corporate, industry and regulatory developments, management changes and decisions and other events, as well as general market factors, such as general stock market volatility and levels, interest rates and economic and political conditions. For additional information about the Underlying Stock and its issuer, please see "The Underlying Stock" and "SanDisk Corporation" in this free writing prospectus and the issuer's SEC filings referred to in those sections.

♦ **Certain Built-In Costs Are Likely to Affect Adversely the Value of the Notes Prior to Maturity:** While the payment on any Call Settlement Date or at maturity, if any, described in this free writing prospectus is based on the full principal amount of your Notes, the original issue price of the Notes includes UBS's commission and the estimated cost of hedging our obligations under the Notes. As a result, and as a general matter, the price, if any, at which JPMS will be willing to purchase Notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from UBS's commission and our hedging costs, including those set forth under "Many Economic and Market Factors Will Influence the Value of the Notes" below. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

♦ **No Dividend Payments or Voting Rights in the Underlying Stock:** As a holder of the Notes, you will not have any ownership interest or rights in the Underlying Stock, such as voting rights or dividend payments. In addition, the issuer of the Underlying Stock will not have any obligation to consider your interests as a holder of the Notes in taking any corporate action that might affect the value of the Underlying Stock and the Notes.

♦ **No Affiliation with the Underlying Stock Issuer:** We are not affiliated with the issuer of the Underlying Stock. We assume no responsibility for the adequacy of the information about the Underlying Stock issuer contained in this free writing prospectus or in product supplement no. UBS-13-A-II. You should make your own investigation into the Underlying Stock and its issuer. We are not responsible for the Underlying Stock issuer's public disclosure of information, whether contained in SEC filings or otherwise.

♦ **No Assurances of a Flat or Bullish Environment:** While the Notes are structured to provide potentially enhanced returns in a flat or bullish environment, we cannot assure you of the economic environment during the term or at maturity of your Notes.

♦ **Lack of Liquidity:** The Notes will not be listed on any securities exchange. JPMS intends to offer to purchase the Notes in the secondary market, but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which JPMS is willing to buy the Notes.

♦ **Anti-Dilution Protection Is Limited and May Be Discretionary:** Although the calculation agent will adjust the Initial Share Price and Trigger Price for certain corporate events (such as stock splits and stock dividends) affecting the Underlying Stock, the calculation agent is not required to make an adjustment for every corporate event that can affect the Underlying Stock. If an event occurs that does not require the calculation agent to adjust the Initial Share Price and the Trigger Price, the market value of your Notes and the payment at maturity may be materially and adversely affected. You should also be aware that the calculation agent may make any such adjustment, determination or calculation in a manner that differs from what is described in the accompanying product supplement as it deems necessary to ensure an equitable result. Subject to the foregoing, the calculation agent is under no obligation to consider your interests as a holder of the Notes in making these determinations.

♦ **Hedging and Trading in the Underlying Stock:** While the Notes are outstanding, we or any of our affiliates may carry out hedging activities related to the Notes, including in the Underlying Stock or instruments related to the Underlying Stock. We or our affiliates may also trade in the Underlying Stock or instruments related to the Underlying Stock from time to time. Any of these hedging or trading activities as of the Trade Date and during the term of the Notes could adversely affect our payment to you at maturity.

♦ **Potentially Inconsistent Research, Opinions or Recommendations by JPMS, UBS or Their Affiliates:** JPMS, UBS or their affiliates may publish research, express opinions or provide recommendations (for example, with respect to the issuer of the Underlying Stock) that are inconsistent with investing in or holding the Notes, and which may be revised at any time. Any such research, opinions or recommendations may or may not recommend that investors buy or hold the Underlying Stock and could affect the value of the Underlying Stock, and therefore the market value of the Notes.

♦ **Tax Treatment:** Significant aspects of the tax treatment of the Notes are uncertain. You should consult your tax adviser about your tax situation.

♦ **Potential JPMorgan Chase & Co. Impact on Market Price of Underlying Stock:** Trading or transactions by JPMorgan Chase & Co. or its affiliates in the Underlying Stock and/or over-the-counter options, futures or other instruments with returns linked to the performance of the Underlying Stock may adversely affect the market price of the Underlying Stock and, therefore, the market value of the Notes.

♦ **Market Disruptions May Adversely Affect Your Return:** The calculation agent may, in its sole discretion, determine that the markets have been affected in a manner that prevents it from properly determining the closing price of one share of the Underlying Stock on an Observation Date, determining if the Notes are to be automatically called, calculating the Stock Return if the Notes are not automatically called and calculating the amount that we are required to pay you, if any, upon an automatic call or at maturity. These events may include disruptions or suspensions of trading in the markets as a whole. If the calculation agent, in its sole discretion, determines that any of these events prevents us or any of our affiliates from properly hedging our obligations under the Notes, it is possible that one or more of the Observation Dates and the applicable payment date will be postponed and your return will be adversely affected. See "General Terms of Notes — Market Disruption Events" in the accompanying product supplement no. UBS-13-A-II.

♦ **Many Economic and Market Factors Will Influence the Value of the Notes:** In addition to the value of the Underlying Stock and interest rates on any trading day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other and which are set out in more detail in product supplement no. UBS-13-A-II.

The Underlying Stock

Included on the following pages is a brief description of the issuer of the Underlying Stock. This information has been obtained from publicly available sources and is provided for informational purposes only. Set forth below is a table that provides the quarterly high and low closing prices for the Underlying Stock. The information given below is for the four calendar quarters in each of 2006, 2007, 2008, 2009 and 2010. Partial data is provided for the first calendar quarter of 2011. We obtained the closing price information set forth below from the Bloomberg Professional® service ("Bloomberg") without independent verification. You should not take the historical prices of the Underlying Stock as an indication of future performance.

The Underlying Stock is registered under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Companies with securities registered under the Exchange Act are required to file financial and other information specified by the SEC periodically. Information filed by the issuer of the Underlying Stock with the SEC can be reviewed electronically through a web site maintained by the SEC. The address of the SEC's web site is http://www.sec.gov. Information filed with the SEC by the issuer of the Underlying Stock under the Exchange Act can be located by reference to its SEC file number provided below. In addition, information filed with the SEC can be inspected and copied at the Public Reference Section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Copies of this material can also be obtained from the Public Reference Section, at prescribed rates. We do not make any representation that these publicly available documents are accurate or complete.

SanDisk Corporation

According to its publicly available filings with the SEC, SanDisk Corporation, which we refer to as SanDisk, is a supplier of flash storage card products. SanDisk designs, develops and manufactures data storage products in a variety of form factors using flash memory, proprietary controller and firmware technologies. The common stock of SanDisk, par value $0.001 per share, is listed on the NASDAQ Global Select Market, which we refer to as the Relevant Exchange for purposes of SanDisk in the accompanying product supplement no. UBS-13-A-II. SanDisk's SEC file number is 000-26734.

Historical Information Regarding the Common Stock of SanDisk

The following table sets forth the quarterly high and low closing prices for SanDisk's common stock, based on daily closing prices on the primary exchange for SanDisk, as reported by Bloomberg. The closing price of the common stock of SanDisk on January 18, 2011 was $53.02. The actual Initial Share Price will be the closing price of SanDisk's common stock on the Trade Date. We obtained the closing prices and other information below from Bloomberg, without independent verification. The closing prices and this other information may be adjusted by Bloomberg for corporate actions such as stock splits, public offerings, mergers and acquisitions, spin-offs, delistings and bankruptcy. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg.

Since its inception, the price of the common stock of SanDisk has experienced significant fluctuations. The historical performance of the common stock of SanDisk should not be taken as an indication of future performance, and no assurance can be given as to the closing prices of the common stock of SanDisk during the term of the Notes. We cannot give you assurance that the performance of the common stock of SanDisk will result in the return of any of your initial investment. We make no representation as to the amount of dividends, if any, that SanDisk will pay in the future. In any event, as an investor in the Notes, you will not be entitled to receive dividends, if any, that may be payable on the common stock of SanDisk.

Quarter Begin	Quarter End	Quarterly High	Quarterly Low	Close
1/3/2006	3/31/2006	$77.22	$21.45	$57.52
4/3/2006	6/30/2006	$65.54	$23.70	$50.98
7/3/2006	9/29/2006	$58.92	$23.64	$53.54
10/2/2006	12/29/2006	$61.84	$46.37	$43.03
1/3/2007	3/30/2007	$45.75	$36.42	$43.80
4/2/2007	6/29/2007	$48.94	$41.86	$48.94
7/2/2007	9/28/2007	$58.10	$47.60	$55.10
10/1/2007	12/31/2007	$55.08	$33.17	$33.17
1/2/2008	3/31/2008	$33.17	$20.60	$22.57
4/1/2008	6/30/2008	$33.10	$18.70	$18.70
7/1/2008	9/30/2008	$22.52	$13.35	$19.55
10/1/2008	12/31/2008	$20.65	$5.32	$9.60
1/2/2009	3/31/2009	$13.37	$7.65	$12.65
4/1/2009	6/30/2009	$16.44	$12.21	$14.69
7/1/2009	9/30/2009	$22.93	$13.33	$21.70
10/1/2009	12/31/2009	$30.13	$19.66	$28.99
1/4/2010	3/31/2010	$35.25	$25.42	$34.63
4/1/2010	6/30/2010	$49.70	$34.71	$42.07
7/1/2010	9/30/2010	$46.37	$33.24	$36.65
10/1/2010	12/31/2010	$51.64	$36.28	$49.86
1/3/2011	1/18/2011*	$53.25	$50.81	$53.02

* As of the date of this free writing prospectus available information for the first calendar quarter of 2011 includes data for the period from January 3, 2011 through January 18, 2011. Accordingly, the "Quarterly High," "Quarterly Low" and "Close" data indicated are for this shortened period only and do not reflect complete data for the first calendar quarter of 2011.

The graph below illustrates the daily performance of SanDisk's common stock from January 2, 2001 through January 18, 2011, based on information from Bloomberg without independent verification. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg.

Past performance of the Underlying Stock is not indicative of the future performance of the Underlying Stock.



Supplemental Plan of Distribution

We have agreed to indemnify UBS and JPMS against liabilities under the Securities Act of 1933, as amended, or to contribute to payments that UBS may be required to make relating to these liabilities as described in the prospectus supplement and the prospectus. We will agree that UBS may sell all or a part of the Notes that it purchases from us to its affiliates at the price indicated on the cover of the pricing supplement, the document that will be filed pursuant to Rule 424(b)(2) and containing the final pricing terms of the Notes.

Subject to regulatory constraints, JPMS intends to offer to purchase the Notes in the secondary market, but it is not required to do so.

We or our affiliate may enter into swap agreements or related hedge transactions with one of our other affiliates or unaffiliated counterparties in connection with the sale of the Notes, and JPMS and/or an affiliate may earn additional income as a result of payments pursuant to the swap or related hedge transactions. See "Use of Proceeds" beginning on page PS-14 of the accompanying product supplement no. UBS-13-A-II.